SECURITIES [barcode obscures] ION

05039054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
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| 8-66289 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Joseph High Yield Trading LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 15th Floor
(No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2005 WASH. D.C. 179

| New York | New York | 10020-2302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Louise Malanoski (212) 218-3748
(Area Code — Telephone No.)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name — if individual, state last, first, middle name)

| 750 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



3/18/05

# OATH OR AFFIRMATION

I, Mary Lou Malanoski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph High Yield Trading LLC ,as of December 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

DENISE M. CONNORS
Notary Public, State of New York
No. 01CO5029331
Qualified in Kings County
Commission Expires June 20, ~~19~~ 2006

[signature]
Signature

Delegate
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MORGAN JOSEPH HIGH YIELD TRADING LLC
(a wholly owned indirect subsidiary of Morgan Joseph Holdings Inc.)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

Morgan Joseph Holdings Inc., the Member
Morgan Joseph High Yield Trading LLC
New York, New York

We have audited the accompanying statement of financial condition of Morgan Joseph High Yield Trading LLC (the "Company") (a wholly owned indirect subsidiary of Morgan Joseph Holdings Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Joseph High Yield Trading LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 10, 2005

## MORGAN JOSEPH HIGH YIELD TRADING LLC

**Statement of Financial Condition**
**December 31, 2004**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 738,938 |
| Prepaid expenses | 4,633 |
| | $ 743,571 |
| **LIABILITIES** | |
| Accounts payable and other accrued expenses | $ 14,000 |
| Payable to parent | 515 |
| | 14,515 |
| **MEMBER'S EQUITY** | 729,056 |
| | $ 743,571 |

*See notes to statement of financial condition*

**Notes to Statement of Financial Condition**
**December 31, 2004**

## NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph High Yield Trading LLC (the "Company") was formed as a limited liability company on September 25, 2003, under the Delaware Limited Liability Company Act., and was funded solely by its managing member, Morgan Joseph Holdings Inc. ("Holdings"). The Company became a broker-dealer on June 16, 2004 and, as such, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company intends to make markets in and facilitate the trading of high yield bonds, convertible bonds, bank loans, other corporate claims, special situation equities, and index options, and to distribute high yield securities through private placements or public underwritings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii), from the SEC Rule 15c3-3. All securities transactions will be cleared through clearing brokers pursuant to a clearance agreement or a customer agreement.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

### [1] Cash and cash equivalents:

Cash and cash equivalents consist of cash held at our clearing broker.

### [2] Revenue recognition:

Interest income is accrued as it is earned.

### [3] Income taxes:

As a single-member limited liability company, the Company does not incur any liability for federal, state or city income taxes since all income, deductions and credits are reportable by its member.

### [4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 times net capital during the first year of operation. At December 31, 2004, the Company had net capital of $724,423 or $624,423 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.